UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semi-annual period ended:
June 30, 2022

024-11547
(Commission File Number)

June 30, 2022
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 4 USA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564823
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Table of Contents

Caution Regarding Forward-Looking Statements
Business
Item 1. Management Discussion and Analysis of Financial Condition and Results of Operations
Offering Results
Share Price Calculation
Operating Results
Our Investments
Liquidity and Capital Resources
Method of Accounting
Item 2. Other Information
Item 3. Financial Statements
Balance Sheet
Statements of Operations
Statement of Change in Members Equity
Consolidated Statement of Cash Flow
Notes to Consolidated Financial Statements
Note 1 - Organization, Operations and Summary of Significant Accounting Policies
Note 2 - Property and Equipment
Note 3 - Related Party Transactions
Note 4 - Operating Lease
Note 5 - Commitments
Note 6 - Risks and uncertainties
Note 7 - Members' Equity
Item 4. Exhibits

Part II

Caution Regarding Forward-Looking Statements

We make statements in this Semi-Annual Report on Form 1-SA ("Semi-Annual Report") that are forward-looking statements within the meaning of the federal securities laws. The words "outlook," "believe," "estimate," "potential," "projected," "expect," "anticipate," "intend," "plan," "seek," "may," "could" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Semi-Annual Report or in the information incorporated by reference into this Semi-Annual Report.

The forward-looking statements included in this Semi-Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

  our ability to effectively deploy the proceeds raised in our offering (the "Offering");

  ability to attract and retain members to the online investment platform located at www.energea.com (the "Platform");

  risks associated with breaches of our data security;

  public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

  climate change and natural disasters that could adversely affect our Projects and our business;

  changes in economic conditions generally and the renewable energy and securities markets specifically;

  limited ability to dispose of assets because of the relative illiquidity of renewable energy Projects;

  our failure to obtain necessary outside financing;

  risks associated with derivatives or hedging activity;

  intense competition in the U.S. renewable energy market that may limit our ability to attract or retain energy offtakers;

  increased interest rates and operating costs;

  the risk associated with potential breach or expiration of a ground lease, if any;

  our failure to successfully operate or maintain the Projects;

  exposure to liability relating to environmental and health and safety matters;

  Projects to yield anticipated results;

  our level of debt and the terms and limitations imposed on us by our debt agreements;

  our ability to retain our executive officers and other key personnel of our Manager;

  expected rates of return provided to investors;

  the ability of our Manager to source, originate and service our loans;

  the ability for our engineering, procurement and construction contractors and equipment manufacturers to honor their contracts including warranties and guarantees;

  or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of corporations and Securities and Exchange Commission ("SEC") guidance related to Regulation A ("Regulation A") of the Securities Act of 1933, as amended (the "Securities Act"), or the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"));

  changes in business conditions and the market value of our Projects, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

  our ability to implement effective conflicts of interest policies and procedures among the various renewable energy investment opportunities sponsored by our Manager;

  our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the "Advisers Act"), the Investment Company Act of 1940, as amended, and other laws; and

  changes to U.S. generally accepted accounting principles ("U.S. GAAP").

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semi-Annual Report. All forward-looking statements are made as of the date of this Semi-Annual Report and the risk that actual results will differ materially from the expectations expressed in this Semi-Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Semi-Annual Report, whether because of new information, future events, changed circumstances or any other reason. Considering the significant uncertainties inherent in the forward-looking statements included in this Semi-Annual Report, including, without limitation, the those named above and those named under "Risks of Investing" in the Offering Circular, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Semi-Annual Report will be achieved.

Given The Risks and Uncertainties, Please Do Not Place Undue Reliance on Any Forward-Looking Statements.

Business

Energea Portfolio 4 USA LLC, which we refer to as the "Company," is a limited liability company organized under the laws of Delaware. The Company and its day-to-day operations are managed by Energea Global LLC ("Manager"). The Company was created to invest in the acquisition, development, and operations of solar energy projects in the United States (each a "Project"). The Projects will sell power and, in some cases, environmental commodities to offtakers who purchase the electricity or the environmental commodities under long term contract (we collectively refer to offtakers of electricity and environmental commodities as "Customers").

Projects will be owned by special-purpose entities (each, a "SPE"). We currently anticipate that each SPE will also be organized a limited liability company, often in Delaware. Thus, the liabilities of a Project held in one SPE will not affect the assets of another Project held in a different SPE.

Typically, the Company owns 100% of each SPE, although there could be instances where the Company is a partner in a SPE with another party, such as the Development Company (defined below) of the Project. In all cases, the Company will exercise complete management control over the SPE.

Each of our Projects are structured around seven main contracts which the Manager will cause the SPE to enter into:

  Land Lease: For Projects not located on a customer site, the SPE may lease (rather than buy) the land where the Project is located, pursuant to a contract we refer to as a "Land Lease." (Note: in the case where a Project rests on land or the rooftop of the Customer, the access rights to the location of the Project are usually included, for no cost, in the Power Purchase Agreement.)

  Construction Contract: To build the Projects, the SPE will hire a third party to provide engineering, procurement, and construction services pursuant to a contract we refer to as a "Construction Contract."

  Power Purchase Agreement: In all cases, the SPEs will sell electricity produced by the Projects to Customers pursuant to a contract we refer to as a "Power Purchase Agreement."

  Purchase and Sale Agreement for Environmental Commodities: In some cases, the SPEs will sell environmental commodities produced by the Projects to Customers pursuant to a contract we refer to as an "Purchase and Sale Agreement for Environmental Commodities."

  Operations and Maintenance Contract: The SPE will then hire a third party to operate the maintain the Projects pursuant to a contract we refer to as a "Project Maintenance Contract."

  Purchase and Sale Agreement: When the Manager identifies a project that it believes, in its sole discretion, meets the investment criteria of the Company, it signs a "Purchase and Sale Agreement" to acquire the rights to the project from a Development Company.

  Tax Equity Agreements: In the U.S., some solar projects qualify for one or more tax incentives. These incentives reduce tax liabilities to both federal and state government in exchange for making an investment into a solar project. In some cases, the Company may partner with an investment company specialized in tax equity investing to pay for a portion of the Project's cost in exchange for the tax incentives. These tax equity transactions are executed through an Operating Agreement of the SPE and another agreement that establishes the terms and conditions of the tax equity investment. We refer to all contracts associated with a tax equity investment collectively as "Tax Equity Agreements." The Manager owns and operates a tax equity vehicle, called Energea USA LLC, which the Company may use to monetize tax credits.

  Although the final terms and conditions of each contract named above may differ from Project to Project, the rights and obligations of the parties will generally be consistent across all of the Projects.

  The revenue from our Projects will consist primarily of the payments we receive from Customers under Power Purchase Agreements and the Purchase and Sale Agreements for Environmental Commodities. The Projects will make a profit if their revenues exceed their expenses.

  Currently, the Company plans to hold the Projects indefinitely, creating a reliable stream of cash flow for Investors. Should the Company decide to sell one or more Projects, however, the Manager's experience in the industry suggests that the Projects could be sold for a profit:

  Yield and Cashflow: Many investment funds look for reliable cashflows generating a targeted yield. From the perspective of such a fund, any of the Projects or indeed the entire portfolio of Projects would be an attractive investment. With both revenue and most expenses locked in by contract, the cash flow should be predictable and consistent for as long as 20 years.

  Project Consolidation: Some of the Projects will be too small or unusual for institutional buyers to consider on their own. The Company could package these Projects into a larger, more standardized portfolio that will be attractive to these larger, more efficiency-focused players. In the aggregate, the portfolio of Projects is expected to generate 50+ megawatts of power with relatively uniform power contracts, engineering standards, and underwriting criteria. A portfolio of that size can bear the fees and diligence associated with an institutional-grade transaction or securitization.

   Cash Flow Stabilization: When the Company buys a Project, it will typically share the construction risk with the development company that originated the Project. Larger investors are generally unwilling to take on construction risk and will invest only in projects that are already generating positive cash flow, referred to as "stabilization." Thus, the Company will acquire Projects before stabilization and sell them after stabilization. Institutional investor interest in the Portfolio should increase as the portfolio stabilizes.

  Increase in Residual Value: When the Company acquires a Project, the appraisal is based solely on the cash flows projected from executed Project Rental Contracts, with no residual value assumed for the Project. There is a high probability that a Project will continue to create revenue after its initial contract period in the form of a contract extension, repositioning, or sale into the merchant energy markets. This creates a sort of built-in "found value" for our Projects, which may be realized upon sale.

Item 1. Management Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in our Annual Report which can be found here. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Caution Regarding Forward-Looking Statements. Unless otherwise indicated, the latest results discussed below are as of June 30, 2022.

Offering Results

On July 1, 2021, the Company commenced its offering to the public of limited liability company interests denominated as Class A Investor Shares under Regulation A (the "Offering") and an Offering Circular dated April 9, 2021, as updated and amended from time to time (the "Offering Circular"). The Offering Circular is available through the SEC's EDGAR site, www.sec.gov/edgar, and may also be obtained by contacting the Company. We refer to the purchasers of Class A Investor Shares as "Investors".

We have offered, are offering, and may continue to offer up to $75 million in our Class A Investor Shares in our Offering in any rolling twelve-month period. The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2022, we had raised total offering proceeds of $1,071,379 from settled subscriptions resulting from the sale of 1,048,300 Class A Investor Shares.
We expect to offer Class A Investor Shares in our Offering until we raise to the amount of capital needed to afford the capital expenses of all Projects approved by the Investment Committee. If we have fully-funded the cost of all Projects through the Offering, we will stop raising money until a new Project is approved for investment by the Company.

Share Price Calculation

The price for a Class A Investor Share in the Company is engineered to equalize Investors in response to differences between them that could arise from buying Class A Investor Shares at different times. For example, changes in the value of the Company and/or the Projects at different times could result from:

  investing in new Projects or selling Projects would change the projected cash flow for the Company;

  distributions received by earlier investors;

  changes in baseline assumptions like Project costs, expenses and/or changes in tax rates, electric rates or foreign exchange rates;

  aging Project Rental Contracts and Operations and Maintenance Contracts (as revenues are harvested each month from the Customers, the remaining cash flow from a contract diminishes).

The share price algorithm is run on the Platform once per day and is based on actual performance data and projection data uploaded from financial models. To determine the share price for a Class A Investor Share of the Company, we compute an algorithm that resolves:

rIRR = pIRR

Where:

  rIRR = Realized IRR of all existing Class A Investor Shares;

  pIRR = Projected lifetime IRR of a hypothetical $1 investor at share price "x".

As of June 30, 2022, the price per Class A Share in the Company was $1.06.

Distributions

Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on net income for the preceding month minus any amounts help back for reserves.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly; however, our Manager may declare other periodic distributions as circumstances dictate. Below is a table depicting the distributions made from the company during the first half of 2022:

Distribution Date	Amount	Management Fees*	Carried Interest*
01/26/2022	$3,341.03	$0.00	$0.00
02/24/2022	$921.29	$889.71	$7.18
03/29/2022	$1,520.21	$0.00	$0.00
04/29/2022	$257.31	$0.00	$0.00
05/31/2022	$1,522.02	$275.00	$0.00
06/30/2022	$6,713.42	$550.00	$92.39
Total	$14,275.28	$1,714.71	$99.57
*Note: Energea reserves the right to reduce our fees and carry for any reason or to protect the desired cash yield to investors

Operating Results

For the semi-annual period ending June 30, 2022, the Company invested a total of $1,416,655 and has generated $21,016 in revenue.

As of June 30, 2022, the Company has assets totaling $1,414,118 on its balance sheet, including Projects currently owned by the Company valued at $1,393,760 and current assets of $20,358. Liabilities totaled $164,245.

Our Investments

To date, we have acquired two (2) Projects, each of which were described more fully in the Offering Circular and in various filings with the SEC since the date our Offering was qualified by the SEC (e.g. August 13, 2020).

Project Name	Total Invested through 06/30/22	Total Invested 01/01/22 to 06/30/22	Total Estimated Cost	Form 1-U
West School	$494,821	$0.00	$494,821	Link
Waltham	$921,835	$262,557	$987,819	Link
Total	$1,416,656	$262,557	$1,482,640

Liquidity and Capital Resources

We are dependent upon the net proceeds from the Offering to conduct our proposed investments. We will obtain the capital required to purchase new Projects and conduct our operations from the proceeds of the Offering and any future offerings we may conduct, from secured or unsecured financings from banks and other lenders and from undistributed funds from our operations. As of June 30, 2022, the Company had $19,571 of cash on hand which will be used to pay for the remaining costs of constructing the Waltham Project. To the extent that capital raised from the Offering is insufficient to construct future Projects, we may borrow additional capital to make up the difference.

Outlook and Recent Trends

On August 16, 2022, President Biden signed into law the Inflation Reduction Act. The law has several components that will affect the Projects and all projects going forward that will be owned by the Company. Some of the impacts of the law will benefit our Projects, others will not.

Projects larger than 1MW now have to pay prevailing wage for all installation labor instead of a price determined by a competitive bidding process. This will result in higher construction costs for larger projects by as much as 25%. While most of the Company's projects are smaller than 1MW, Fresno Airport is larger than 1MW and will be impacted by the change. The Company generally focuses on projects smaller than 1MW but may experience greater competition for projects in the C&I category as developers who formerly sought 1MW+ scale projects retreat to the smaller system size to avoid the economic impact of the new law. Thus, the economics of projects greater-than and less-than 1MW in size could be negatively affected.

The law also has two aspects that we expect to positively impact the economics of the Projects. The Investment Tax Credit, or ITC, has increased from 26% to 30% of the qualified cost of the Project. For example, if a project costs $1,000,000, the value of the associated tax credit increased from $240,000 to $300,000. The increased volume of tax credits generated from the same sized project should make the owners of the project a greater return on investment. The ITC was also extended until 2035 providing extended market visibility; something the solar energy industry had been requesting for many years.

In addition to the increase in ITC, the Inflation Reduction Act allows those tax credits to be "transferable". Prior to the law, investors and solar projects could not easily sell the ITC tax credits. If owners of the project could not use the tax credits themselves, they would engage specialized investors referred to as "tax equity investors", who would engage the project in complex transactions called partnership flips. The transactions were transactionally expensive and complex. The new law allows the tax credits to be transferable to a taxpayer in exchange for cash, thereby improving the IRR for project owners. Presumably, taxpayers who buy tax credits from owners of solar projects will require a discount to consider a transaction, but the price for tax credits and precisely how they will be transferred remain unknown at the time of this mid-year report.

While not all aspects of the new law benefit solar project owners, we believe the overall market conditions for solar projects in the USA have improved as a result of the new law and expect a surge in project opportunities throughout the next decade.

Method of Accounting

The compensation described in this section was calculated using the accrual method of accounting.

Item 2. Other Information

As of June 30, 2022, there have been no fundamental changes to our offering.

Item 3. Financial Statements

Balance Sheet

ENERGEA PORTFOLIO 4 USA LLC
Consolidated Balance Sheet

	June 30, 2022	December 31, 2021
	Unaudited	Audited
ASSETS
Current Assets:
Cash and equivalents	$ 19,571	$ 71,429
Accounts receivable	$ 787	$ 250
Total current assets	$ 20,358	$ 71,679

Property and equipment, net:
Projects in operation	$ 494,821	$ 494,821
Project construction in progress	$ 921,835	$ 659,277
	$ 1,416,655	$ 1,154,098

Less accumulated depreciation	$ (22,895)	$ (10,417)
Total Property and equipment, net	$ 1,393,760	$ 1,143,681

Other Assets:
Investment in Projects	$ -	$ -
Loans receivable	$ -	$ -
Total other assets	$ -	$ -

TOTAL ASSETS	$ 1,414,118	$ 1,215,360

LIABILITIES AND MEMBER'S EQUITY
Current Liabilities:
Accounts payable and accrued expenses	$ 98,263	$ 20,959
Due to related entity	$ 65,982	$ 65,307
Other Current liabilities	$ -	$ -
Total current liabilities	$ 164,245	$ 86,266

Projects members' equity :	$ 286,808	$ 170,000

Portfolio equity:
Contribution	$ 1,071,379	$ 1,049,566
Non-dividend distribution	$ (23,955)	$ (6,895)
Net income (Loss)	$ (47,110)	$ (46,328)
Stock issuance cost	$ (37,250)	$ (37,250)
Total members' equity	$ 1,249,873	$ 1,129,094

TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,414,118	$ 1,215,360

Statements of Operations

ENERGEA PORTFOLIO 4 USA LLC
Consolidated Statements of Operations

	June 30, 2022	December 31, 2021
	Unaudited	Audited
REVENUES
	$ 21,016	$ 3,686
Total Income	$ 21,016	$ 3,686

PORTFOLIO OPERATING EXPENSES:
Accounting	$ 5,000	$ 5,720
Legal	$ -	$ 647
Software subscription	$ -	$ -
Insurance	$ 1,404	$ 11,485
Taxes	$ 300	$ -
Other general and administrative expenses	$ 1,537	$ 21,725
Total Portfolio Operating Expenses	$ 8,241	$ 39,577

PORTFOLIO FINANCIAL EXPENSES:
Interest expense	$ -	$ -
Total Portfolio Financial Expenses	$ -	$ -

PROJECTS OPERATING EXPENSES:
Accounting	$ -	$ -
O&M expenses	$ -	$ -
Legal	$ -	$ -
Travel	$ -	$ -
Taxes	$ 600	$ -
Other general and administrative expenses	$ 478	$ 20
Total Projects Operating Expenses	$ 1,078	$ 20

INCOME (LOSS) FROM OPERATIONS/FINANCE	$ 11,696	$ (35,911)

OTHER INCOME (EXPENSE)
Depreciation	$ (12,479)	$ (10,417)
Dividends
Other Income (Expense)
Total other income expenses	$ (12,479)	$ (10,417)

NET INCOME (LOSS)	$ (782)	$ (46,328)

Statement of Change in Members Equity

ENERGEA PORTFOLIO 4 USA LLC
Statement of Change in Members Equity

	Common Shares		Investor Shares		Managing Member Equity	Accumulated Deficit	Total Members' Equity
	Shares	Amount	Shares	Amount

Members eqity, March 11, 2021 (Inception)	-	$ -	-	$ -	$ -	$ -	$ -

Issuance of investor shares, net of issuance costs of $37,250		-	1,027,383	1,012,317	-	-	1,012,317
Issuance of common shares	1,000,000
Interest in subsidiaries					170,000		170,000
Non-dividend distributions	-	-	-	(5,606)	(1,289)		(6,895)
Net loss	-	-	-	-		(46,328)	-

Members equity, December 31, 2021	1,000,000	-	1,027,383	$ 1,006,711	$ 168,711	$ (46,328)	$ 1,129,094

Issuance of investor shares			20,917	21,812			21,812
Interest in Subsidiaries					116,808		116,808
Non-dividend distributions				(14,274)	(2,785)		(17,059)
Net loss						(782)	(782)

Members equity, June 30, 2022	1,000,000		1,048,300	$ 1,014,249	$ 282,734	$ (47,110)	$ 1,249,873

Consolidated Statement of Cash Flow

ENERGEA PORTFOLIO 4 USA LLC
Consolidated Statement of Cash Flow

	June 30, 2022	December 31, 2021
	Unaudited	Audited
Cash flows from operating activities:
Net loss	$ (782)	$ (83,578)

Depreciation	$ 12,479	$ 10,417

Changes in assets and liabilities:
Other current assets	$ (537)	$ (250)
Accounts payable and accrued expenses	$ 77,304	$ 20,959
Due to related entities	$ 675	$ 65,307
Total cash flows from operating activities	$ 89,139	$ 12,855

Cash flows from investing activites:
Purchases of property and equipment	$ (262,557)	$ (1,154,098)
Total cash flows from investing activities	$ (262,557)	$ (1,154,098)

Cash flows from financing activities:
Contributions by non-controlling interest	$ 116,808	$ 170,000
Non-dividend distributions	$ (17,060)	$ (6,895)
Issuance of common stock	$ 21,813	$ 1,049,567
Total cash flows from financing activities	$ 121,561	$ 1,212,672

Increase in cash	$ (51,857)	$ 71,429

Cash at the beginning of the period	$ 71,429	$ -

Cash at the end of the period	$ 19,571	$ 71,429

Notes to Consolidated Financial Statements

Note 1 - Organization, Operations and Summary of Significant Accounting Policies

Business organization and significant accounting principles

Energea Portfolio 4 USA LLC (the "Company") is a Delaware Limited Liability Corporation formed to develop, own and manage a portfolio of renewable energy projects in the United States. The Company is managed by Energea Global LLC (the "Managing Member"). The Company works in close cooperation with stakeholders, project hosts, industry partners and capital providers to produce best-in-class results. The Company commenced operations on March 11, 2021.

The Company's activities are subject to significant risks and uncertainties, including the inability to secure funding to develop its portfolio. The Company's operations have been, and will be, funded by the issuance of membership interest, tax equity and project debt. There can be no assurance that any of these strategies will be achieved on terms attractive to the Company. During 2021, the Company initiated a Regulation A Offering for the purpose of raising capital to fund ongoing project development activities. The Company is offering to sell equity interests designated as Investor Shares to the public for up to $75,000,000. The Company invested in its first two projects during 2021, of which one was completed. Through June 30, 2022, the Company has raised $1,034,129 net of $37,250 issuance costs, from the offering.

Basis of presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Basis of consolidation

These consolidated financial statements include the financial statements of the Company, as well as wholly-owned subsidiaries and controlled entities including partially-owned subsidiaries for which the Company has a majority voting interest under the voting interest model ("VOE") and variable interest entities ("VIE") for which the Company is the primary beneficiary under the VIE model (collectively, the "consolidated entities"). The consolidated entities include, Phytoplankton Ponus Ridge Solar LLC and Phytoplankton 360 Waltham Solar LLC. Accounting policies of the Company's subsidiaries are consistent with the Company's accounting policies and all intercompany transactions, balances, income and expenses are eliminated on consolidation.

The Company consolidates those entities in which it has a direct or indirect controlling financial interest based on either the VIE model or the VOE model. VIEs are entities that, by design, either (i) lack sufficient equity to permit the entity to finance its activities without additional subordinated financial support from other parties; or (ii) have equity investors that do not have the ability to make significant decisions relating to the entity's operations through voting rights, or do not have the obligation to absorb the expected losses, or do not have the right to receive the residual returns of the entity. The primary beneficiary of a VIE is required to consolidate the assets and liabilities of the VIE. The primary beneficiary is the party that has both (i) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance; and (ii) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE through its interest in the VIE. At the VIE's inception, the Company determines whether it is the primary beneficiary and if the VIE should be consolidated based on the facts and circumstances. The Company then performs on-going reassessments of the VIE based on reconsideration events and reevaluates whether a change to the consolidation conclusion is required each reporting period. Entities that do not qualify as a VIE are assessed for consolidation under the VOE model. Under the VOE model, the Company consolidates the entity if it determines that it, directly or indirectly, has greater than 50% of the voting shares and that other equity holders do not have substantive voting, participating or liquidation rights.

The Company has either created or made investments in the following consolidated entities; Phytoplankton Ponus Ridge Solar LLC and Phytoplankton 360 Waltham Solar LLC.

Use of estimates

The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits at commercial banks and short-term cash equivalents maturing with original maturities of 90 days or less.

Capitalization and investment in project assets

A project has four basic phases: (i) development, (ii) financing, (iii) engineering and construction and (iv) operation and maintenance. During the development phase, milestones are created to ensure that a project is financially viable. Project viability is obtained when it becomes probable that costs incurred will generate future economic benefits sufficient to recover those costs.

Examples of milestones required for a viable project include the following:
  The identification, selection and acquisition of sufficient area required for a project;
  The confirmation of a regional electricity market;
  The confirmation of acceptable electricity resources;
  The confirmation of the potential to interconnect to the electric transmission grid;
  The determination of limited environmental sensitivity; and
  The confirmation of local community receptivity and limited potential for organized opposition.

All project costs are expensed during the development phase. Once the milestones for development are achieved, a project is moved from the development phase into engineering and construction phases. Costs incurred in this phase are capitalized as incurred and are included in construction in progress ("CIP"), and not depreciated until placed into commercial service. Once a project is placed into commercial service, all accumulated costs are reclassified from CIP to property and become subject to depreciation or amortization over a specified estimated life.

Property and equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which are 20 years. Additions, renewals, and betterments that significantly extend the life of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Property and equipment (Continued)

Management reviews its property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Management determines whether impairment in value has occurred by comparing the estimated future undiscounted cash flows of the property and equipment, including its residual value, to its carrying value. If impairment is indicated, the property and equipment is adjusted to fair value. No impairment losses have been recognized.

Revenue recognition

Revenue from contracts with customers is derived entirely from the sale of energy commodities and electricity produced by the projects. For these types of sales, the Company recognizes revenue as energy commodities and electricity are delivered, consistent with the amounts billed to customers based on rates stipulated in the respective contracts as well. The amounts billed represent the value of commodities or energy delivered to the customer. Revenues yet to be earned under these contracts, which have maturity dates ranging from 2036 through 2042, will vary based on the volume of commodities or energy delivered. The Company's customers typically receive bills monthly with payment due within 30 days. Contracts with customers contain a fixed rate which relates to electricity produced by the projects in power purchase agreements. As of June 30, 2022, the Company expects to record $3,343,007 of revenues related to the fixed rate components of such contracts over the remaining terms of the related contracts as the electricity is produced.

Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard is effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company expects to recognize a right-of-use asset and lease liability of approximately $860,000 related to its roof lease. Management does not expect any changes in members' equity as a result.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Subsequent events

The Company monitored and evaluated subsequent events for the period ended December 31, 2021 through April 29, 2022, the date on which the consolidated financial statements were available to be issued. There are no material subsequent events that required disclosure.

Note 2 - Property and Equipment

The Company is in the process of developing and constructing a renewable energy facility. All project costs are being capitalized and include hard costs, such as equipment and construction materials, and soft costs, such as engineering, legal, permits, fees and other costs. The balance of construction in progress at June 30, 2022 was $921,835. The Company expects to incur an additional $65,354 of costs to complete the project.

During September 2021, the Company completed construction on a renewable energy facility and is depreciating the facility using the straight-line method over a period of 20 years. Depreciation expense for the period March 11, 2021 through June 30, 2022 was $22,895.

Note 3 - Related Party Transactions

The Company has transactions between its parent and sister companies from time to time. At June 30, 2022, the Company has $65,981.81 payable to the Managing Member for reimbursements of startup costs, which are included in due to related entities on the accompanying consolidated balance sheet.

Note 4 - Operating Lease

The Company entered into a lease agreement on April 30, 2021 for a roof area upon which a renewable energy facility is being constructed. Commencing upon the completion of the construction of the facility, which is anticipated to be late 2022, annual rental payments of $43,000 will be due. The lease expires 20 years after the date of commencement. Future minimum payments are expected to be $14,333 in 2022 and $43,000 in 2023 through 2026.

Note 5 - Commitments

During September 2021, the Company entered into a Solar Facility Engineering, Procurement, and Construction Agreement with a contractor for the design, construction, and installation of photovoltaic facilities. The total contract price is $799,431 to be paid incrementally upon the completion of certain milestones per the agreement. During the period March 11, 2021 (date of inception) to June 30,2022, $734,077 of the contract was due and paid. As of June 30, 2022, $65,354 of the contract remained to be completed.

Note 6 - Risks and uncertainties

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus ("COVID-19") as a pandemic. COVID-19 has caused significant disruption in the national and global economy. The Company's operating activities, liquidity, and cash flows may be affected by this global pandemic. While the disruption is currently expected to be temporary, there is uncertainty related to the duration. Therefore, while the Company expects this matter to impact the business, the related financial impact cannot be reasonably estimated at this time.

Note 7 - Members' Equity

Common Shares

The Company authorized 1,000,000 common shares, which as of June 30, 2022, 1,000,000 are issued and outstanding. The shares represent membership interests in the Company.

Investor Shares

The Company authorized 19,000,000 investor shares, which as of June 30, 2022, 1,048,300 are issued and outstanding. The shares represent membership interests in the Company.

Item 4. Exhibits

Offering Circular **
Certificate of Formation **
Authorizing Resolution **
Operating Agreement **
Operating Agreement - First Amendment **
Form Investment Agreement **
Form Auto-Investing Agreement **
Form Auto-Reinvesting Agreement **
Form Solar Power Purchase Agreement **
Form Solar Photovoltaic (PV) System Construction Agreement **
Form Operations and Maintenance Agreement **
Form Development and Construction Management Agreement **
Form Membership Interest and Purchase Agreement **
West School Project **
Waltham Project **
Change in Tax ID **
Change in Accountant **

*Filed Herewith
**Filed Previously